EXHIBIT 99.1

CHATTEM, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Charged to Net Sales, Costs and Expenses (1)	Deductions / Recoveries	Balance at End of Period
Year ended November 30, 2007:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$346	$60	$(13)	$419
Allowance for customer returns	6,151	8,617	7,862	6,906
Allowance for cash discounts	692	8,051	7,771	972
Accrual for vendor allowances	3,718	18,752	16,957	5,513
	$10,907	$35,418	$32,515	$13,810
Year ended November 30, 2006:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$303	$(93)	$(136)	$346
Allowance for customer returns	1,545	5,269	663	6,151
Allowance for cash discounts	490	6,297	6,095	692
Accrual for vendor allowances	1,079	16,619	13,980	3,718
	$3,417	$28,092	$20,602	$10,907
Year ended November 30, 2005:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$750	$(296)	$151	$303
Allowance for customer returns	515	3,933	2,903	1,545
Allowance for cash discounts	417	5,559	5,486	490
Accrual for vendor allowances	1,924	11,116	11,961	1,079
	$3,606	$20,312	$20,501	$3,417

(1)
Additions to the allowances for customer returns and cash discounts are recorded as a reduction to net sales. An increase in the allowance for doubtful accounts is recorded as a component of selling, general and administrative expenses. An increase to the accrual for vendor allowances is recorded either as a reduction to net sales or as a component of advertising and promotion expense.